FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 25, 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒ Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 25, 2007	By:	/S/ FERDA ATABEK
Name: Ferda Atabek Title: Investor Relations Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 25, 2007	By:	/S/ KORAY ÖZTÜRKLER
Name: Koray Öztürkler Title: Head of Investor Relations


TURKCELL
INVESTOR & ANALYST DAY
LONDON
SEPTEMBER 17, 2007
TURKCELL



Notice

This presentation may contain statements that are forward looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially because of factors discussed in this presentation, in our press release, in the Risk Factors section of Turkcell's most recent Form 20-F or in other reports and filings with the US Securities and Exchange Commission. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Please note that all financial data are consolidated whereas non-financial data are unconsolidated unless otherwise specified.


Turkcell Overview
Süreyya Ciliv
CEO
TURKCELL

Turkey offers a unique investment opportunity



- **Largest** European emerging market in terms of **GDP and population**
- **Fastest growing and youngest** population in Europe
- **Stabilized macroeconomic environment**



% GDP CAGR 2003-2006
7.5%
6.8%
5.4%
5.0%
4.3%
2.2%
Turkey
Russia
Czech Republic
Poland
Hungary
Western Europe



% of population below age 19
34.8%
23.5%
22.3%
21.8%
21.7%
20.7%
Turkey
Poland
Russia
Hungary
Western Europe
Czech Republic

Source: EIU (for both GDP and age statistics); Western Europe: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom.

TURKCELL

Turkcell Overview

- **Market mobile line penetration of above 80% expected by 2007 YE** (vs. 111% for Europe)
- **Number 1 player** with 58% market share
- **Exposure to six other high growth markets** with additional 80 million population and approx. 16 million subscribers
- **Strong operational and financial performance**
- Only Turkish company with **NYSE listing**
- Competition: **Vodafone** entered the market in 2006, **Avea** (former Aria & Aycell) entered the market in 2001

TURKCELL



Accelerating Revenue Growth


29%
14%
4%
US$4.7bln
US$1.3bln
US$1.5bln
2006
Q1 2007
Q2 2007
YoY growth



TURKCELL

Solid Execution: Strong Q2 2007 results

Revenues	$ 1.5 billion – 29% YoY growth
EBITDA	$ 597 million – 29% YoY growth
Net Profit	$ 274 million – 20% margin
New Net Adds	1.5 million – 39% YoY growth
Subscribers	33.8 million – 58% market share
Ukraine Revenues	$ 55 million – 178% YoY growth
Fintur Revenues	$ 355 million – 27% YoY growth

TURKCELL


Thank You
TURKCELL


Financial
Highlights
& Trends...
Serkan Okandan
CFO
TURKCELL

Positive Macroeconomic Outlook

Consumer Price Index



39.0%
68.5%
29.7%
18.4%
9.3%
10.5%
9.7%
7.3%
2000
2001
2002
2003
2004
2005
2006
2007 E

USD/TRY Exchange Rates



US$/TRY YE
Avg. US$/TRY
US$/TRY Depreciation / (Appreciation) Rate
0.67
0.62
1.44
1.21
1.63
1.51
1.4
1.5
1.34
1.42
1.34
1.34
1.41
1.43
1.45 *
1.4
2000
2001
2002
2003
2004
2005
2006
2007 E

Key Risk Factors:

- Increase in global risk aversion
- Current account deficit
- Geopolitical issues
- Possibility of delays in EU negotiations

Opportunities:

- Single party government
- Long term growth potential
- EU convergence
- IMF stand-by
- Continued structural reforms
- Geopolitical advantage of Turkey
- Favorable demographics

TURKCELL

Turkcell Group Structure


TURKCELL
FINTUR 41%
Turktell 100%
KKTCell 100%
Global 100%
Financell B.V. 100%
A-Tel 50%
Turktell International 100%
Kcell 51%
Geocell 83%
Azercell 51%
Moldcell 100%
Inteltek 55%
Turk Kule 100%
Turkcell Kurumsal 100%
Tellcom 100%
Astelit 55%
Bilyoner 55%
Turkcell Teknoloji 100%
Corbuss 99%

Key subsidiaries and our proportionate ownership interest as of 30 June 2007.

TURKCELL



Increasingly Strong Financial Results

Revenues (US$ mn)



↑29%
4,528
4,700
1,132
1,165
2,298
1,295
1,504
2,798
2005
2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

EBITDA and EBITDA Margin



↑29%
1,722
1,820
38%
39%
37%
40%
878
38%
414
464
40%
40%
40%
513
597
1,110
2005
2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07
EBITDA
EBITDA margin

TURKCELL

Solid Cash Generation

Free Cash Flow (US$ mn) *



964
1,215
277
383
660
↑ 6%
383
406
790
2005
2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

CAPEX (US$ mn)



Capex/Net Revenue
759
17%
605
13%
12%
138
7%
80
9%
218
10%
130
13%
191
11%
321
2005
2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

(*) Free Cash Flow = EBITDA - Capex

TURKCELL

Robust Revenue Generation

Revenue* (US$ mn) and ARPU



Net Revenue
ARPU
12.2
1,132
12.5
1,165
2,298
12.3
12.1
1,295
14.1
1,504
2,798
13.2
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

Revenue* Breakdown H1 2007



Segment Revenues
Ukraine 3%
Inteltek 3%
KKTCell 2%
Turkey 92%
Revenue Breakdown
VAS 12%
Interconnect 9%
Roaming 6%
Other 6%
Calls Out 67%

Continued strong revenue growth driven by:

- Strong uptake in subscriber base and minutes of usage
- Upward price adjustments
- Appreciation of TRY against US Dollars
- Contribution of consolidated subsidiaries

*Consolidated revenues

TURKCELL

Sustained Cost Efficiency

Direct Cost of Revenues (*)



US$ mn
1,951
1,898
24%
1,068
931
571
471
461
497
2005 2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

General & Administrative Expenses



US$ mn
154 155
23%
107
86
41
44
52
54
2005 2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

Sales & Marketing Expenses



US$ mn
828
701
43%
513
403
206
197
232
282
2005 2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

* Depreciation and amortization is not included.

TURKCELL

Sustained Cost Efficiency Despite Active Competition

Costs as % of net revenues

US$ mn	H106	H107
Revenue	**100%**	**100%**
Uncontrollable Costs	**(28)%**	**(25)%**
Ongoing license fees	(17)%	(15)%
Interconnect Costs	(8)%	(7)%
Wireless Licence Fees	(4)%	(4)%
Controllable Costs	**(34)%**	**(35)%**
Acquisition Costs	(7)%	(7)%
General Marketing expenses	(4)%	(5)%
Network related costs	(6)%	(6)%
Other operational costs	(16)%	(16)%
EBITDA	**38%**	**40%**

Main highlights:

- Managed costs to sustain operational efficiency
- Decrease in ongoing license fee due to change in gross revenue definition
- Aligning costs to serve segmented customer value approach
- More than 70% of total costs is TRY based

TURKCELL

Significant Increase in Net Profit

Net Profit (US$mn) vs. Net Profit Margin



Net Profit Margin
772
875
17%
19%
17%
7%
12%
187
87
274
21%
18%
20%
546
272
274
2005
2006
Q1 06
Q2 06
H1 06
Q1 07
Q2 07
H1 07

Main highlights:

- Strong top-line growth
- Managed costs to sustain operational efficiency despite active competition
- Decrease in taxation charge from 30% to 20% in Q2 2006
- Fintur's contribution to Turkcell's net income as of H1 2007 was US$42mn

TURKCELL

World Record Tax Burden on Mobile Sector



Direct Taxes on Operators

Ongoing license fees	15%	of revenue
Telecom Authority fees	0.35%	of revenue
Corporate Tax	20%	of net profit before tax

Direct Taxes on Customer Bill

VAT	18%	of communication fee
Special communication tax (on usage) (SCT)	25%	of communication fee

Indirect Taxes

Special communication tax (fixed)	26	TRY per acquisition
Wireless license fees	10	TRY per acquisition
Wireless usage fees	10	TRY per customer (p.a.)

Handset Taxes

Special communication tax	20%	of invoice amount
VAT	18%	of handset cost including SCT

TURKCELL

Clear and Well Defined Financial Risk Management Process and Strategy

PROCESS & STRATEGY

Funding	Cash Management	Risk Management and Hedging

▪ monitoring new financing alternatives
▪ maintaining an optimum leverage at the group level
	▪ closely monitoring the macroeconomic environment
	▪ maximizing the return on assets
	  ▪ enhancing yields via structured products
		▪ dynamic currency allocation
		▪ managing and monitoring
		  ▪ foreign exchange risk (>50% in FC, forwards, options)
		  ▪ liquidity risk (open bank limits)
		  ▪ interest rate risk (n.a.)

TURKCELL

Dynamic Cash Flow Management



Operating Free Cash Flow

Leverage
Net Debt/EBITDA
<2x

CASH FLOW MANAGEMENT

New Technologies
- Internet broadband
- Capitalizing on convergence

New Business Models
- New value added offerings

International Expansion
- Selectively evaluating new opportunities

Dividend
- Min. 50% of distributable profit

CAPEX
- 3G license fee: US$511mn
- 2007 total capex: US$400mn (incl. 2G roll-out, 3G roll-out, and broadband)

TURKCELL


Q & A
TURKCELL


Marketing Overview
Lale Saral Develioğlu
Chief Marketing Officer
TURKCELL



Marketing is a Simple Equation!

More People X **Consume More** X **More Frequently** X **Pay More**

ADDING VALUE

TURKCELL

Turkey: Large & Young Population



Non-Workers
17.7 mn
(16.8 M housewives)



Children (0-14)
22 mn



Youth (15-24)
10.6 mn



Elderly (65+)
4.7 mn

74 Million



Workers
7.4 mn



Public Employees
2.8 mn



SME
6.7 mn



Professionals
2.1 mn

Source: TURKSTAT & 3rd party market researches

Estimated population as of 2006 year-end

TURKCELL

Growth in Telecom Market Through Mobile



Fixed Market
US$5.2 bn
18.9 mn households
100% hh penetration
3.5 mn broadband connection

Mobile Market
US$6.7 bn
58 mn subscribers
77% penetration





Source: Operator releases, press announcements & estimates, Revenue results as of 2006 end. Subscriber & penetration information as of Q2 2007. Fixed Market: consists of Türk Telekom

TURKCELL

Active Competitive Environment


TURKCELL
vodafone
Implementation of global strategy
avea
Aggressive follower
TURK TELE KOM
Long path for restructuring

Turkcell: Consistent Track Record of Growth

Subscriber Base (mn)


19.0
23.4
27.9
31.8
33.8
14.2
18.3
22.5
26.0
27.7
4.8
5.1
5.4
5.8
6.1
2003
2004
2005
2006
2007 1H
Postpaid
Prepaid

MoU / sub (min)


58.5
64.9
67.7
70.3
76.1
2003
2004
2005
2006
2007 1H

ARPU (US$)


10.6
12.3
14.0
12.1
13.2
2003
2004
2005
2006
2007 1H

Subscriber Acquisition Cost


27
22
26
30
27
2003
2004
2005
2006
2007 1H

TURKCELL



Turkcell: Continued Strong Leadership



In terms of Numbers
GSM Subscriber Market Share
41.8%
58.2%
Share of GSM traffic
38.1%
61.9%
Share of GSM Gross Revenue
36.3%
63.7%
In terms of Brand Perception
Leader
Trustworthy
Popular
Turkcell
Vodafone
Avea
0
20
40
60
80

Source: 3rd party market researches, TA announcements, press announcements of operators, press releases

TURKCELL



Prepared for a More Complex and Dynamic Environment

CONSUMER	COMPETITION	REGULATIONS



CONSUMER

- more connected
- more demanding (in terms of quality, service & speed)
- increase in multiple simcard usage

COMPETITION

Focus on improving

- coverage and network quality
- customer service
- brand perception
- distribution channel

REGULATIONS

- **3G:**
  - opportunity to underline our leadership
  - No 4th operator
- **MNP:** no major net effect expected
- **Taxes:** reductions expected to trigger consumption



Continue Leadership Through Focusing on Customers

Organization



Enterprise
SMEs
Premium
Mass
Corporate
Individual

Communication

TURKCELL

gnctrkcll | iş TCELL | TURKCELL FIRST CLASS | turkcell-im

Micro Segmentation



- Call behavior
- Product Usage
- Needs
- Payment behavior
- Value
- Churn Modeling
- Offer Propensity



Continue Leadership Through Strong Value Propositions

1. By far the best coverage and highest quality network.
2. The most advantageous pricing for the largest community.
3. The widest and best quality customer service.
4. The most diversified and user friendly services.
5. Turkcell customers win everywhere.


TURKCELL

TURKCELL

Continue Leadership Through Strong Value Propositions

1. By far the best coverage and highest quality network

- 81% geographic coverage
- 97% population coverage
- 74% EDGE coverage
- Drop rate less than 1%
- Perceived by far best in network quality



Customer Perception of Experiencing Call Drops (%)



Turkcell
Vodafone
Avea

US$6.8 bn* Investment YTD

Source: Market information, 3rd party market research

* Turkey, excluding licence as of 2Q 2007

TURKCELL



Continue Leadership Through Strong Value Propositions

2. The most advantageous pricing for the largest community

- –On-net advantage
- –Innovative offers
- –Segmented offers and communication
- –Long lasting loyalty programs



500
KONTÖR!
TURKCELL

"Pomegranate" Campaign
Pay only 50 counters & talk up to 250 counters onnet 1 week



"Key" Campaign
Getting the chance of winning a BMW 3.16 everyday or an apartment every week



TURKCELL

Economical Postpaid Packages
5 different minute packages for PSTN and onnet calls,
Data & SMS Packages



İŞTCELL
%50
İNDİRİM

İŞTCELL Roaming Campaign
50% discount on roaming calls for IŞTCELL subscribers

Continue Leadership Through Strong Value Propositions

3. The widest and best quality customer service

- Redefining our branded customer experience
- Moving from CRM to Customer Expectation Management
- Segmented & personalized contact center services
- Increased focus on exclusive dealers & subdealers
- Renovation of dealers & launch of flagship stores
- Increased focus on corporate sales organization and channels
- Widest number of customer touch points


TURKCELL
Exclusive dealer

Only Turkish company with recognition in European Call Center Awards




Flagship internal view

> 1000 Exclusive Dealers


Turkcell
1,077
Vodafone
830
Avea
535

Source: Market information

TURKCELL

Continue Leadership Through Strong Value Propositions

4. The most diversified and user friendly services

- wide variety of services and rich content from turkcell-im portal
- wide variety of corporate third party solutions
- wide selection of Turkcell branded PDA's and connect cards

turkcell-im



(IS)TCELL
İSTCELL MOBİLOFİS'LE
OFİSİNİZ
CEBİNİZDE

Mobile office advertising

Continue Leadership Through Strong Value Propositions

5. Turkcell customers win everywhere


%25 indirim!
bi pazt.
bi perş.
bi bilete
bi bedava!


İŞTCELL
ŞİMDİ DE
ÇALIŞANLAR İÇİN
İŞTCELL


Uzun uzun konuş diye,
CardFinans'tan sana hediye!

gnctrkcll:

- 18 mn applications for Pepsi campaign
- 2.4 mn free menus with McDonald's campaign
- 1.2 mn free movie tickets

İŞTCELL:

- free Gloria Jean's Coffees
- discounted Airlines tickets

TURKCELL:

- free minute offers from gas stations, supermarkets, credit cards etc.

Continue Leadership Through Strong Emotional Bond

1. 'Connect to life' with Turkcell


Connect
to life
with
Turkcell

2. 'Snowdrops' Project

KARDELENLER
TURKCELL

Scholarships every year for the education of 10.000 young girls in Turkey

3. Free Sport Schools

50.000 children have attended Turkcell sport schools



GELECEĞE KOŞANLAR
TURKCELL

5. Pride of Turkey: Turkcell

TKC LISTED NYSE

BusinessWeek
The Info Tech 100

GSM ASSOCIATION

Best Company
Most preffered company to work for

4. Sponsorships

- Turkcell Superlig
- Football & Basketball National Teams
- 12 Anatolian Teams on Turkcell Superlig


Q & A
TURKCELL


VAS Overview
Cenk Serdar
Chief VAS Officer
TURKCELL

VAS Market in Turkey: Opportunities



3G tender completed
Young and tech-savvy population
Large base of VAS enabled terminals
High differentiation needs of Turks

VAS Market in Turkey: Challenges


High tax rate
Low purchasing power
Competitors' VAS strategies
Low Control on Terminals
Strict Regulatory environment
Low Internet penetration

Turkcell, a Leading Operator in VAS

- Market leader in Turkey in terms of breadth, usage and quality of services
- Global Pioneer in VAS
- Global Awards

Mobile Messaging Awards
Winner - 2007
160characters

GLOBAL MOBILE AWARDS 07

GSM ASSOCIATION



Gmail
YAHOO!
msn
mynet





TRAFİKTE ÇILDIRMAYIN!



SMS GSBOW yaz 7777'ye gönder.
Sim'inizi kişiselleştirin ve atışınızı yapın!
The SIMS BOWLING
oyunu sadece cebinize özel!



Contribution to Topline

12% of total revenues



Consolidated revenue as of H1 2007, excluding VAS from roaming and interconnect



Increasing Interest in VAS

Messaging

- **29,000,000** used SMS in 2007
- **88% of youngsters** use SMS
- **30,000,000** SMSs / day
- MMS, IM, Email on the rise


SMS'TE NAR MUCiZESi!
Hattınızdaki
20 kontör 250 SMS;
10 kontör 100 SMS
olsun ister misiniz?
TURKCELL


500 SMS = 50 Kontör
Yani
10 SMS = 1 Kontör





Increasing Interest in VAS

Entertainment

- turkcell-im: **9,500,000** visitors in 1 year
- **RingBackTone: 3,000,000** subscribers
- **Music:** Biggest retailer in Turkey
- **Information Package Subs.**: 800,000

turkcell-im

ÇalarkenDinlet

turkcell-im benim


Shakira 9 Temmuz'da
Türkiye'de!
Davetiyeler turkcell-im'de!


Burak Kut'un yeni albümü
Komple
sadece
turkcell-im'de!

Increasing Interest in VAS

DATA




TurkcellConnect
TurkcellConnect

- Mobile Internet
- Connect Card
- Data Cards
- Corporate Applications

Increasing Interest in VAS

Mobile Marketing

- **Campaigns:** 17 mn participants in 2007
- **Permission Database:** 4.5 mn subscribers
- **50** sectors, **300** brands**, 500** projects
- Pioneer in Wap advertising



Türkiye bu "GOL"ü kaçırmaz!
Her Gol Kazandırıyor!
SPIDER-MAN 3
PARTİ
Doritos
PAKETLERİNDE!
BOŞ YOK!
10-20-40 YTL
her saat başı iPod shuffle!
3 yeşil kapağa 1L. Pepsi bedava!
Mutluluğun şifresini keşfet!

Turkcell VAS Strategic Objectives

- Grow revenue
- Create customer stickiness
- Develop new businesses





Executing Strategy

- Growth through partnerships
- Marketing using CRM
- Marketing through digital channels
- Adapting to local realities
- Staying at forefront of innovation


TURKCELL
htc

Growth Strategy Through Partners



240 partners

Turkcell Partnership Program

MÜ-YAP SHOW SONY BMG MUSIC ENTERTAINMENT UNIVERSAL atv EMI MTV MUSIC TELEVISION



turkcell-im

- **9,500,000** visitors in one year
- **70** partners
- **Over 100 services** under 6 categories
- **1,000,000** contents
- **1,000,000,000** pages served in one year


N70
NOKIA
Turkcell
turkcell-im
Bugun
Eğlence
Muzik
Chat/Mesaj
Spor
Asistan
turkcell-im
geldi
□STANBUL, 27°C
Yurt □çi Hava Durumu
AA'dan Son Dakika
Bu kez Bodrum'da
yangın
turkcell-im'den Öneriler
Demet Akalın- Afedersin

Turkcell Mobile Signature


TurkcellMobileSignature:
Your signature in your pocket
Enter your password:
******

AKBANK
TEB
BANK ASYA
TÜRKİYE FİNANS
DenizBank
TÜRKİYE İŞ BANKASI
HSBC
Garanti
YapıKredi
Dünyada bir ilk

turkcell-im benim



turkcell-im benim - Microsoft Internet Explorer provided by Turkcell Enterprise IT
turkcell-im benim beta
üyelik
video
fotoğraf
üyeler
yarışmalar
ara
PozaBak!
yükle
hemen video veya fotoğraf yüklemek istiyorsan tıkla
video
anima - O Kadar Mutluyum ki...
Videonu çek, MMS ile 5055'e gönder, Videon Turkcell-im Benim'de yayınlansın.
Türkiye-Yunanistan maçını VIP tribününden izle
fotoğraf
Eşsiz(01)
gnçtrkcll
En kafa arkad
kafaya çekece
MMS olarak 5
da internette
turkcell-im

TURKCELL



Exciting Opportunities with 3G



- **3G License tender completed** on Sept. 7th, 2007
- **HSPDA (Broadband 3G)** = 20 x EDGE
- Internet penetration **low but increasing**
- New services and revenue opportunities for Turkcell

Internet | **TV** | **Advertising** | **Finance** | **Health** | **Education**



TURKCELL
3G


Q & A
TURKCELL

Astelit

Tansu Yeğen
CEO

life:)

Life is getting interesting!

Overview

Stable, healthy growing economy

Economical Indicators

	2002	2003	2004	2005	2006	2007
Nominal GDP (US$ bn))	42.4	50.1	64.9	82.9	97.8	108.3
GDP (% realchange)	5.2	9.6	12.1	2.7	7.1	7.5
GDP/capita (US$)	890	1060	1380	1770	2100	2350
Unemployement (%)	3.7	3.5	3.5	3.1	2.9	2.7
Exchange rate UAH:US$	5.33	5.33	5.32	5.12	5.05	5.05
Inflation, %	-0.6	8.2	12.3	10.3	11.6	10

Mobile Penetration


120%
100%
80%
60%
40%
20%
0%
8%
14%
29%
64%
105%
110%
2002
2003
2004
2005
2006
H107

Geopolitical Status of Ukraine


Belarus
Poland
Russia
Slovakia
Hungary
Moldova
Romania
Lviv 0,7 mio
Kyiv 2,6 mio
Kharkiv 1,5 mio
Dnipropetrovsk 1,0 mio
Donetsk 1,0 mio
Odesa 1,0 mio
Simferopol 0,3 mio

- Elections are planned for Sept 30,2007 no major effect on Ukraine's economy
- WTO accession is expected during 2007
- Closer economic ties with the EU expected
  - GDP growth H1 2007 around 7.6%
  - Stable UAH-US$ rate
- Real penetration around 70% of population

Source: State Statistics Committee of Ukraine; Analytical Company iKS-Consulting
2007 numbers are forecasted

TURKCELL



Telecom Market in Ukraine

High price competition market with more than 10 brands

Revenue



US$ bn
2.2
2.6
3.7
4.7
5.9
3.4
2002 2003 2004 2005 2006 H107
Mobile
Broadband
Fixed
TV broadcast

ARPU/monthly



US$
15.6
14.5
13.5
8.5
7.5
6.2
2002 2003 2004 2005 2006 H1 2007

Net Additions / Churn rate



Thousands
1,0% 1,0% 1,1% 1,9% 2,3% 3,7%
134
236
612
1.354
1.579
343
2002 2003 2004 2005 2006 H1 2007
Monthly Average Net Addition
Churn Rate/monthly

- Price competition
- 20-30% free SIM cards distribution (no registration and activation tax)
- No postpaid yet (opportunity)

Source: ACM consulting, BCG analysis

TURKCELL

Regulation

Slow progress in regulatory environment

life:)

	2006 and earlier	2007	2008	2009
Mobile number portability, national roaming	Draft presented in Parliament	Law endorsed by Parliament, but not signed by President	Law may be approved. Implementation mechanism needed	
Asymmetric interconnect rates (SMP regulation)		life:) pursues asymmetry		
3G licensing	Dec'05 Ukrtelekom obtains UMTS license	Tender for 3 UMTS licenses planned within the next 6-8 months from today	Frequency conversion, technology implementation	Beginning on commercial service providing
WiMAX licensing	5 Co.s in range 2.3 - 3.8 GHz only 2 of them have license	NCRC* allowed to tender 5.47-5.59 GHz licenses		

*National Committee on Regulation Communications

Source: Official press releases of President, Parliament and other authorities

TURKCELL

life:)

Just 2.5 years company in the Ukrainian Telecom market

SYSTEM CAPITAL MANAGEMENT **TURKCELL**

- In 2003 Turkcell and System Capital Management created joint venture Astelit for development of a GSM mobile communication project.
- 55% life:) is owned by Turkcell while the remaining 45% is owned by SCM
- life:) is actively providing GSM services since 24th January of 2005
- Only operator with a local shareholder

As of the end of Q2 2007:

- 1,690 employees
- 9 offices covering 7 regions
- US$97.5 mn revenue
- 325 exclusive shops
- 33.700 nonexclusive shops
- 6.33m registered customers and 12.4% market share
- 98% brand awareness
- US$640 mn investment
- 90.5% population coverage

Source: Internal reporting data

Mobile Market Structure

Market shares 12.4% in subscribers and 5.6% in revenue

Main KPIs in Q2'07		life:)	Kyivstar	MTS	Beeline
Subscribers, mio (Market Share %)	3 m Active	3.97 (8.4%)	22.20 (47.2%)	18.70 (39.7%)	2.21 (4.7%)
	Announced	6.33 (12.4%)	22.20 (43.5%)	19.81 (38.9%)	2.66 (5.2%)
ARPU Monthly, US$	3 m Active	5.0	7.8	6.8	4.2
	Announced	3.0	7.8	6.4	3.2
Revenue, mio US$ (Market Share %)		54.8 (5.6%)	516 (52.3%)	393.2 (39.8%)	22.7 (2.3%)
EBITDA, mio US$ (EBITDA Margin %)		-9.6 (-17%)	304.5 (59%)	198.8 (51%)	-3.1 (-14%)


life:)
SCM 45.0%
Turkcell 55.0%
Kyivstar
Altimo 43.5%
Telenor 56.5%
MTS
Other Investors 47.2%
Sistema 52.8%
Beeline
Other Investors 42.4%
Telenor 29.9%
Altimo 27.7%

Source: Operators official press releases

TURKCELL

Strategic Directions

5 strategic initiatives to increase revenue and improve image

Community based marketing
- Attracting key communities that will attract other difficult-to-convince segments
- Non-GSM benefits for communities



life:)

Simple and dynamic marketing
- Clear and honest customer offers
- Effective media usage



Innovative products with airtime bundles
- Double SIM phone, LG Prada, USB Card
- Fleet monitoring system



БОНУС
500

ARPU stimulation projects
- High usage, high refill, high incoming call stimulation



BUSINESS life

Win/win approach with small dealers
- Hard work and emotional partners
- More disciplined sales network

TURKCELL

Innovative Customer Offers

Simple, clear and famous voice offerings



life:)

Voice



Free life:)
Zero onnet calls w/o CSF



Simple life:)
0,50 UAH/min calls w/o CSF to all directions



Super life:)
Zero onnet calls +
0,50 UAH/min other calls w/o CSF



Lady life:)
0.25 UAH/min incoming call bonus
Zero onnet calls with CSF



One world
Outgoing international calls with low price (1 UAH/min)

Free world
Free IP calls to life:) numbers from abroad

Starter pack campaigns



Watch + extra starter pack



Soccer ball



Backpack

TURKCELL

Innovative Customer Offers

life:)

Digital content services and data bundles accelerated VAS revenue

Data & Messaging	Content



- **Internet bundles**
  100, 350 or 1000 Mb



- **SMS & MMS bundles**
  1000 SMS or 1000 MMS



- **Free content on wap.lifebox.com.ua**

- **Meloring**
- **Ringtones**
- **Pictures**
- **Java games**
- **Gambling**
- **Information**









Revenue & EBITDA Evolution

Huge revenue increase leading to positive EBITDA

Revenue



1% 2% 2% 3% 3% 2% 2% 3% 5% 6%
US$ mn
7 10 12 18 17 20 21 31 43 55
Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07
Revenue
Revenue market share

EBITDA



Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07
US$ mn
-9 -12 -19 -26 -18 -18 -22 -27 -17 -10
-136% -123% -159% -143% -104% -90% -106% -87% -39% -17%
EBITDA
EBITDA margin

- 178% revenue increase in Q2 07 vs Q2 06
- H1 2007 revenue is 12% more than total 2006 revenue
- EBITDA is moving into the positive region

Source: Operators official press releases

TURKCELL

Subscribers Base Evolution

life:) subscriber base keep growing

Net Addition



1.3
0.8
0.7
0.7
0.7
0.9
0.4
0.3
0.5
0.1
49%
27%
25%
18%
15%
15%
18%
12%
10%
15%
6%
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Net addition
Net addition market share

Subscribers base



12%
11%
12%
11%
11%
10%
8%
5%
3%
1%
6.3
5.8
5.6
4.7
4.0
3.3
2.5
1.3
0.6
0.2
0.1
0.6
1.3
2.1
2.3
2.1
2.0
3.1
3.5
4.0
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Registered subscribers
3 months active
Registered sub market share

- **life:) is leader in net adds in Q2 2007**
- **3 month active subscriber base is at 63% levels**

Source: Operators official press releases

TURKCELL

ARPU Evolution

Only operator with stable ARPU growth

life:)

ARPU (US$)


9.6
10.3
10.3
8.9
7.2
7.7
8.2
7.0
5.9
6.2
19.1 19.1
8.1 8.1
4.1 5.5
3.3 5.0
2.0 2.7
1.8 3.2
1.7 3.9
2.0 4.0
2.5 4.3
3.0 5.0
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
ARPU / registered
ARPU / 3 months active
Market blended

- life:) ARPU is near to the market level
- General trend declining ARPU in the market

Source: Operators official press releases

TURKCELL

Distribution Channels

Dynamic channel with 15 distributors, 117 dealers and 325 exclusive shops

Exclusive/Non-exclusive shops



9
34
74
137
178
206
228
300
310
325
1,500
3,400
6,300
11,200
14,867
16,648
19,750
24,500
31,300
33,700
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Non-Exclusive
Exclusive

Competitors Comparison

	life:)	Kyivstar	MTS	Beeline
# of Distributors	15	42	29	6
# of Dealers	117	34	24	57
# of Exclusive Shops	325	780	950	90
# of Non-Exclusive Shops	33,700	40,000	40,000	23,000

Distribution Channels



25 000
Banks,
ATM
40 000
Trade
(25.700 life)
325
Exclusive
life:)
8 000
Non-
Exclusive



life:)

Source: Approximate data based on public estimates

TURKCELL

Brand Recognition

98% Brand Awareness and 85% satisfaction level

Brand Awareness



95%
78%
94%
75%
96%
82%
97%
77%
99%
73%
98%
72%
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
prompted
spontaneus

Satisfaction Level as of June' 07



87
87
85
84
83
82
82
81
76
djuice (Kyivstar)
Ace&Base (Kyivstar)
life:)-prepaid
Beeline
Jeans (MTS)
Sim-Sim (MTS)
Kyivstar-contract
life:)-contract
MTS-contract

Operators Image Perception

Strongly perceived in such areas:

- Most attractive tariffs
- No connection fee
- Intensively developing coverage
- Many interesting promotions

Recommended focus areas:

- Operator for business people
- Better coverage
- Quality of connection

Source: Marketing Research Agencies (ARMI Marketing and GFK)

TURKCELL

Radio Network

Coverage Status



Geographical coverage


74.7 %
26.3 %
Covered
Uncovered

Population coverage


90.4%
9.6%
Covered
Uncovered

- 90% population coverage
- 75% geographical coverage
- As of H1 2007 total investment US$640 mn:
  - over 4,000 BTS
  - 42 cities with EDGE coverage (33% population coverage)
- 2007 Capex:
  - in H1 2007 over US$100 mn
- Multivendor strategy

TURKCELL

Capitalizing on Turkcell Group

Global products	• Best-in-class products and services • Time-to-market reduced by more than 50%
Best practice sharing	• Global knowledge base • Leverage people skills and capabilities existing within Turkcell Group
Cost savings	• Shared procurement • Shared services, ERP systems



Long-term Strategy for Winning

CUSTOMER AND PARTNER LOYALTY PROGRAMS

- Continue on improving infrastructure and people investment
- Continue revenue stimulation activities
- Increase number of distribution channels
- Focus on high value business segments and consumers

Deliver growth in

- strong revenue
- market share
- longterm shareholder value

TURKCELL

Summary and Key Messages

Ukraine has proven to be a great market with strong growth potential

life:) is currently growing in terms of subscribers and ARPU

life:) expects to continue delivering strong revenue and EBITDA results

Q & A

Fintur Holdings BV

Serdar Canoğulları
CEO


AZERCELL
MOLDCELL

Fintur Market - Still Growth Potential

Kcell (Kazakhstan)

GDP growth :	8.5%
Population (mn):	15.4
Penetration:	52%
Subs (mn):	4.5
Effective Ownership:	51%

Azercell (Azerbaijan)

GDP growth :	32.5%
Population (mn):	8.2
Penetration:	43%
Subs (mn):	2.6
Effective Ownership:	51.3%

FINTUR HOLDINGS B.V.



Total Population: 32.0mn

Total Subscribers: 8.7mn

Average Penetration: 43%

Geocell (Georgia)

GDP growth :	8.8%
Population (mn):	4.9
Penetration:	47%
Subs (mn):	1.1
Effective Ownership:	83.2%

Moldcell (Moldova)

GDP growth :	4.6%
Population (mn):	3.5
Penetration:	33%
Subs (mn):	0.5
Effective Ownership:	100%

** All figures as of June 30, 2007. Effective Ownership % represents Fintur's direct and indirect share in each company*
Source: Fintur & Turkcell Press Releases, ACM Estimates, CIA World Fact Book

TURKCELL

Fintur - Subscriber Growth

Subscribers (mn)



10
9
8
7
6
5
4
3
2
1
0
1.5
8.7
CAGR = 46%
0,7
0,6
0,9
1
1,3
1,8
0,5
0,3
1,7
3,3
0,7
0,4
2,3
3,5
1
0,4
2,6
4,5
1,1
0,5
02
03
04
05
06
Q2 07
Azercell
Kcell
Geocell
Moldcell



Continued strong subscriber growth in all markets

TURKCELL

Fintur – Summary KPIs



Fintur ARPU (US$)
16
14
12
10
8
02 03 04 05 06



Fintur MoU (minutes)
80
70
60
50
40
02 03 04 05 06



Penetration in Fintur Countries (%)
50
40
30
20
10
0
02 03 04 05 06



Fintur VAS
Net Revenue Ratio %
10
8
6
4
2
0
02 03 04 05 06

ARPU and MOU calculations are based on consolidated revenue and combined airtime of Fintur, respectively

TURKCELL

Fintur - Revenue Growth



Revenue (000 US$)
1.2 B; EBITDA % = 56.3
CAGR = 51%
240k
1.400
1.200
1.000
800
600
400
200
0
02
03
04
05
06
4%
11%
56%
29%
Moldcell EBITDA % = 44.2
Geocell EBITDA % = 47.9
Kcell EBITDA % = 57.8
Azercell EBITDA % = 61.4
Azercell
Kcell
Geocell
Moldcell

Continued strong revenue growth in all markets

TURKCELL

Fintur Market - Intensified Competition


MOLDOVA
Orange #1
Moldcell #2
Moldtelecom #3
KAZAKHSTAN
Kcell #1
Kar Tel #2
Vimpelcom
Kazakhtelecom #3
GEORGIA
Magticom #1
Geocell #2
Vimpelcom #3
AZERBAIJAN
Azercell #1
Bakcell #2
Azerfon #3

TURKCELL

Fintur Markets: Competition & Regulation Update

Moldova

- Incumbent fixed-line operator Moldtelecom launched mobile services based on CDMA 2000 technology in February
- A 3rd GSM operator will enter into the market during the Q4
- Orange has increased its share in Voxtel. Voxtel has been re-branded to Orange
- 3G licenses are expected to be issued during 2007, but the process has been continuously delayed



TURKCELL

Fintur Markets: Competition & Regulation Update



Kazakhstan

- VimpelCom continues heavily to promote its "Beeline" brand.
- 3rd operator, NEO Telecom was launched by Kazakh-telecom in February offering fixed price to all directions
- There has been continuous pressure on mobile operators to reduce tariffs
- Kcell has shifted to 10-sec interval charging for interconnection with Beeline and Kazakhtelecom. International traffic is carried over Kazakhtelecom only

TURKCELL

Fintur Markets: Competition & Regulation Update

Azerbaijan

- Azerfon launched services in March with over 80% population coverage through national roaming with Bakcell. Their tariffs are roughly 10% lower than Azercell
- The Authorities have principally approved Azercell's privatization and the process is ready to start
- In Azerbaijan 3G licenses are expected to be issued during 2007, but there is still uncertainty about the timing



TURKCELL

Fintur Markets: Competition & Regulation Update



Georgia

- VimpelCom entered the market at end of March
- Offered on net calls for 0.02 GEL (1 US cent) per minute as a part of launch campaign
- Georgia is a 3G market with Geocell and Magticom providing 3G services

TURKCELL



Fintur Key Issues



- Acquisitions in the region
- Supporting the privatizations of Azercell and Kcell
- Defend and increase market share in the existing operations
- Maintain good profitability
- Maintain good ROI through reduction of network equipment prices in the existing operations
- Maintain good local relations and continue to be a good corporate citizen

TURKCELL

Added Value of Fintur

Managing cultural differences;

- Over more than 10 years of being in the region, Fintur has built trust among local communities. Respecting local values and contributing to the development of the society have been the key drivers of Fintur's sustainable relations

Developing talent and sharing experiences;

- Fintur companies are among the top “Best Place To Work” choices for the most talented workforce. The employee turnover is extremely low and all companies have intensive training programs

Financial Soundness;

- Fintur financial management is one of the key success factors for sustaining performance. SAP and measures taken for SOX compliance has strengthened the governance practices

Good Corporate Governance;

- All Fintur companies are recognized as the best governance companies. With the contribution of the shareholders it is continuously improving


AZERCELL
MOLDCELL

Q & A

Tellcom:
"Synergies through fixed telecom investments"

Stella Penso
Senior Strategist

tellcom

Highlights

tellcom

1	Tellcom is becoming a fixed telecom operator,
2	creating synergies with Turkcell, and
3	assessing future opportunities

TURKCELL

tellcom



Tellcom: Turkcell's Fixed Line Operator

2004

- Established in June
- long distance voice license
- Carrier of international traffic

2005

- ISP license
- license for transmission over fixed lines
- Providing long distance voice to big corporates

2006

- Infrastructure Operator license
- Servicing SMEs in long distance voice

2007

- reseller of ADSL
- infrastructure operator that rents and invests in its own fiber network

TURKCELL

tellcom

Synergy 1: Carrying Int'l traffic

TeliaSonera
Telecom
latiNode
belgacom
CZECH TELECOM
TMN
CABLE & WIRELESS
verizon business
france telecom
millenni.com
.TELE2.
telenor
IDT
SPARKLE
BT
TELEKOM AUSTRIA
ROSTELECOM
SingTel
iBasis
TELEGLOBE
CCS
Deutsche Telekom
tviconnect
kpn
life:)
AZERCELL
ROMTELECOM

TURKCELL

tellcom

Synergy 2: Carrying domestic traffic

Tellcom became the first operator in Turkey after the incumbent to carry domestic traffic on its own network.



Alibeykoy TEIAS
Pasakoy TEIAS
Davutpaşa
Tcell Kartal
Maltepe
Adapazari TEIAS
Dokurcu TEIAS
Adasi
Sincan TEIAS
Turkcell Söğütözü
Temelli TEIAS

At the end of 2006, Tellcom was awarded in a TEİAŞ tender the fiber between Istanbul and Ankara for 10 years.

Started carrying Turkcell traffic in June 2007.

TURKCELL

Killer Applications Require Broadband

tellcom

	Root of change	Killer aps	New business models
1ST INFLECTION 1996 - 2000	Dial-up Internet ~ 56 kbps	▪ Email ▪ Instant message ▪ Search ▪ Chat ▪ E-commerce ▪ Web	AOL, ebY, amazon.com, Google
2ND INFLECTION 2000 - 2005	Broadband Internet* ~ 512 kbps	▪ VoIP ▪ Video-chat ▪ P2P ▪ File sharing ▪ Radio Internet ▪ Podcasting	KaZaA, skype
3RD INFLECTION 2005 - 2010	High-speed Broadband Internet ~ 10,000 kbps	▪ Video-streaming ▪ Video-download ▪ Internet TV ▪ Rich media	permissionTV, Movielink, imagenio, YouTube

Downloading video/music generates 80% of online traffic in Turkey

TURKCELL



Internet Usage is a Growth Area


World
x2
509
860
1,100
2000
2005
2006


Turkey
~35
x5
2.5
13.5
16
2000
2005
2006
E2010

(MillionPeople)

	2000	2005	2006	E2010
Population	68M	73M	74M	77M
Penetration	**4%**	**18%**	**22%**	**45%**

Source:TURKSTAT, Internet world stats, Market estimates

Internet Usage will be Fuelled by Expansion in Broadband

TOTAL BB Subscriptions



(Million)
8-10
3
1.5
NONE
2000
2005
2006
2010E

RESIDENTIAL BB Penetration

TURKEY	2005	2006	2007	2010
Household	16M	16.5M	17M	18.5M
Broadband househould	1.2M	2.6M	3.5M	7.3M
Penetration		16%	20%	39%

Source:TURKSTAT, Internet world stats, Market estimates

TURKCELL

tellcom

Communications Revenue in Turkey in 2006 was ~$12.8B


Mobile market*
Fixed Incumbent**
TV***
TURKCELL
4.2
1.4
0.5
Voice
Data & Other
$6.7B
$6.1B

*Does not include revenues from content provision. Based on operator releases, press announcements and estimates
**Türk Telekom only. Figures are based on TT announcements
*** TV includes PayTV subscription revenues

TURKCELL

tellcom

Broadband Market Shares


Percent
100%=
Other
2.0
98.0
30.6
69.4
34.0
66.0
40.3
59.7
44.3
55.7
50.3
49.7
55.2
44.8
73.2
26.8
Turkey
Italy
Poland
Germany
Spain
Czech Republic
France
UK
Incumbent broadband market share
Competitive players
TELECOM
TELEKOMUNIKACJA POLSKA S.A.
Deutsche Telekom
Telefonica
ČESKÝ TELECOM
france telecom
BT

Source: ECTA, Analysys as of 2005 YE

TURKCELL

tellcom

Regulation Has Just Started Enabling Effective Competition

	2004	2005	2006	2007	2008	2009
Voice	Directive for long distance	Long distance service		Directive for ALL voice	Voice service	Fixed Number portability
Access				Resell, bitstream, LLU* start in Q4	LLU in operation	LLU expands
Infrastructure & Transmission		Fixed data carrier license	Infrast. licensing started	Infrastr. tenders	More tenders	More tenders

* LLU = Local Loop Unbundling

TURKCELL

tellcom

Opportunities

Synergies	▪ Transmission needs ▪ International traffic
Regulation	▪ Infrastructure tenders ▪ Local Loop Unbundling ▪ Fixed operator licensing
Broadband	▪ Penetration ▪ Services ▪ Speed

TURKCELL

Q & A


İŞVEREN :
YÜKLENİCİ :
İŞİN ADI :
TELLCOM İLETİŞİM
HİZMETLERİ A.Ş.
UZUNLAR
İNŞ. SAN. VE TİC. A.Ş.
TELLCOM FİBER OPTİK
KABLO TESİSİ İNŞAATI İŞİ
eTicaret.
zunlar.net


Wrap-up
Süreyya Ciliv
CEO
TURKCELL

Upside potential for ARPU…

International benchmarking shows upside potential for Turkcell ARPU with increase in income


GDP per capita vs. ARPU (US$)
ARPU[1]
80
70
60
50
40
30
20
10
0
0
10,000
20,000
30,000
40,000
50,000
60,000
GDP per capita[2]
Vodafone (Ireland)
Telefónica (Spain)
Sonera (Finland)
Cellcom (Israel)
Vodafone Panafon (Greece)
T-Mobile (Germany)
MobiNil (Egypt)
TMN (Portugal)
T-Mobile (Hungary)
TIM (Italy)
Turkcell (Turkey)
MTS (Russia)

[1] ARPU data as of 1Q 2007(country averages); Source: Merrill Lynch (Global Wireless Matrix 1Q07)
[2] GDP/capita as of April; Source: IMF World Economic Outlook Database

TURKCELL



Upside potential for penetration…


Mobile penetration levels across countries
Italy 142%
Greece 132%
Portugal 125%
Israel 121%
Finland 115%
Ireland 109%
Spain 107%
Germany 107%
Russia 105%
Hungary 88%
Turkey* 77%
Egypt 27%

Source: Merrill Lynch (Global Wireless Matrix 1Q07)
*Turkey market penetration rate based on Telecommunication Authority figures as of 2Q 2007 and Turkcell population estimate.

TURKCELL

High Taxes

Turkey has the world's highest mobile service taxes


Tax as a share of total mobile service cost
60%
50%
40%
30%
20%
10%
0%
Turkey
Uganda
Brazil
Ukraine
Kenya
Argentina
Pakistan
Poland
Chile
Romania
Russia
Azerbaijan
Algeria
Egypt
Kazakhstan
Mexico
South Africa
India
Iran
Thailand
Nigeria
China

5% Special Communication Tax rate cut expected in 2008

Source: GSM Association, Data as of August 2005

TURKCELL

MOUs are currently among the lowest in the region

International benchmarking highlights the potential upside for MOUs in Turkey

Turkcell's MOU is among the lowest



320
280
240
200
160
120
80
40
0
Turkcell (Turkey)
Poland
Germany
Italy
Portugal
Egypt
Greece
Hungary
Spain
Ireland
France
Finland
Israel

Source: Source: Merrill Lynch (Global Wireless Matrix 4Q06)

TURKCELL

A New Era: Convergence

Mobility, Internet and Computer technology


MasterCard
VISA
TURKCELL

Our Vision Of Growth


Healthcare
Advertising
Finance
Education
Security
Media
TURKCELL
33.8 Million Customers
Customer DB& CRM
GSM
Location-Identification-Billing
Corporate
Premium
Individual
SOFTWARE
WEB SERVICES
ACCESS
UKRAINE
NORTHERN CYPRUS
AZERBAIJAN
KAZAKHSTAN
GEORGIA
MOLDOVA
NEW BUSINESS MODELS
NEW TECHNOLOGIES
NEW REGIONS



Strategic Priorities

WIN vs. Competition

DRIVE Customer Loyalty &Satisfaction

GROW Business

TURKCELL EMPLOYEES AND PARTNERS

INNOVATION AND OPERATIONAL EXCELLENCE


Q & A
TURKCELL


Thank You
TURKCELL